FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the third quarter 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of the unaudited consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries for the third quarter 2004 and for the nine-month period ended on September 30, 2004and released on October 28, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of September 30, 2004 and for the three-month and nine-month periods then ended

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have made a limited review of the consolidated balance sheet, and the consolidated statements of income, changes in shareholders' equity and cash flows of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of September 30, 2003 and 2004, and for the three-month and nine-month periods then ended, stated in Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an affiliated entity in which the Company has a 43.65 percent interest) as of September 30, 2003 and 2004, and for the three-month and nine-month periods then ended, have been reviewed by other independent auditors whose limited review reports dated October 16, 2003 and October 18, 2004, respectively, have been furnished to us. In the consolidated financial statements of the Company, the investment and share in the net income in this affiliate, as derived from the financial statements of this entity, amounts to S/1,139.9 million as of September 30, 2004 (S/1,194.2 million as of September 30, 2003) and S/392.1 million for the nine-month period then ended (S/375.5 million for the nine-month period ended September 30, 2003), respectively.

3. We conducted our limited review in accordance with applicable auditing standards in Peru for limited reviews. A limited review of interim financial information consists mainly of applying to the financial data analytical procedures and making inquiries to people responsible for financial and accounting matters. It is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion on the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and on the limited review reports of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modification that should be made to the accompanying interim consolidated financial statements for them to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía Minera Buenaventura S.A.A. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended (not presented herein). Our report dated February 27, 2004 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

October 22, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (audited) and September 30, 2004 (unaudited)
	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Note 2)

Assets

Current assets

Cash and cash equivalents	3	398,551	520,630	155,784

Investment funds	4	54,881	84,742	25,357

Trade accounts receivable		74,266	45,855	13,721

Other accounts receivable		27,315	25,054	7,497

Accounts receivables from affiliates	13	37,698	42,077	12,590

Inventories, net	5	77,232	94,329	28,225

Income tax prepayments		28,988	39,326	11,767

Current portion of value added tax and prepaid expenses		18,325	22,836	6,833
		_________	_________	_________
Total current assets		717,256	874,849	261,774

Long- term accounts receivable		960	1,307	391

Value added tax		5,783	13,025	3,897

Investments in shares	6	1,443,459	1,531,484	458,254

Property, plant and equipment, net		394,165	417,243	124,848

Development costs and mineral lands, net		137,786	154,162	46,129

Deferred stripping costs		56,057	56,057	16,773

Mining concessions and goodwill, net	7	168,155	159,028	47,585

Deferred income tax and workers' profit sharing asset, net	12(a)	297,441	256,258	76,678
		_________	_________	_________

Total assets		3,221,062	3,463,413	1,036,329
		_________	_________	_________

	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Note 2)
Liabilities and shareholders' equity, net
Current liabilities
Bank loans	8	23,461	16,998	5,086
Trade accounts payable		52,699	56,975	17,048
Other current liabilities		86,011	109,859	32,872
Liability on derivative instruments	14(a)	99,893	70,185	21,001
Current portion of long-term debt	9	70,453	62,835	18,802
Deferred revenue from sale of future production	14(a)	68,841	79,327	23,736
		_________	_________	_________
Total current liabilities		401,358	396,179	118,545
Other long-term liabilities		76,853	75,195	22,500
Liability on derivative instruments	14(a)	307,826	237,640	71,107
Long-term debt	9	45,468	8,934	2,673
Deferred revenue from sale of future production	14(a)	641,122	586,975	175,636
		_________	_________	_________
Total liabilities		1,472,627	1,304,923	390,461
		_________	_________	_________
Minority interest		48,428	63,712	19,064
		_________	_________	_________
Shareholders' equity, net	10
Capital stock, net of treasury shares by S/49,658,000 in 2003 and 2004		596,755	596,755	178,562
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004		1,683	1,683	504
Additional paid-in capital		610,659	610,659	182,723
Legal reserve		99,306	129,303	38,690
Retained earnings		218,174	619,350	185,323
Cumulative translation loss		(29,401)	(126,788)	(37,938)
Cumulative unrealized gain on investments in shares carried at fair value		209,175	267,576	80,065
Cumulative unrealized loss on derivative instruments		(6,344)	(3,760)	(1,125)
		_________	_________	_________
Total shareholders' equity, net		1,700,007	2,094,778	626,804
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,221,062	3,463,413	1,036,329
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)	[Note 1(e)]		(Note 2)
Operating revenues
Net sales	190,143	200,246	59,918	531,309	637,625	190,791
Royalty income, Note 13(a)	35,752	31,958	9,563	87,654	92,256	27,605
	_________	_________	_________	_________	_________	__________
Total revenues	225,895	232,204	69,481	618,963	729,881	218,396
	_________	_________	_________	_________	_________	__________
Costs of operation
Operating costs	75,970	77,561	23,208	228,646	248,024	74,214
Exploration and development costs in operational mining sites	23,213	30,316	9,071	61,490	81,571	24,408
Depreciation	11,201	12,246	3,664	31,542	37,981	11,365
	_________	_________	_________	_________	_________	__________
Total costs of operation	110,384	120,123	35,943	321,678	367,576	109,987
	_________	_________	_________	_________	_________	_________
Gross margin	115,511	112,081	33,538	297,285	362,305	108,409
	_________	_________	_________	_________	_________	__________
Operating expenses
General and administrative	34,491	18,472	5,527	75,242	57,091	17,083
Exploration costs in non-operational mining areas	14,324	37,728	11,289	38,770	69,699	20,855
Selling	6,762	4,093	1,225	18,582	12,846	3,844
Royalties	5,782	5,132	1,536	16,694	16,365	4,897
	_________	_________	_________	_________	_________	__________
Total operating expenses	61,359	65,425	19,577	149,288	156,001	46,679
	_________	_________	_________	_________	_________	__________
Operating income	54,152	46,656	13,961	147,997	206,304	61,730
	_________	_________	_________	_________	_________	__________
Other income (expenses)
Share in affiliated companies, note 6(b)	186,826	120,834	36,156	369,972	386,105	115,531
Realized revenue from sale of future production, note 14(a)	-	16,353	4,893	-	47,292	14,151
Gain (loss) from change in the fair value of derivative instruments, note 14(a)	(371,197)	(47,322)	(14,160)	(307,243)	59,398	17,773
Realized loss on derivative instruments, note 14(a)	(7,494)	(7,811)	(2,337)	(5,132)	(60,949)	(18,237)
Interest income	1,904	4,471	1,338	4,816	9,316	2,788
Gain (loss) from exposure to inflation	435	(7,505)	(2,246)	(2,124)	(21,851)	(6,538)
Interest expense	(1,697)	(609)	(182)	(6,181)	(9,566)	(2,862)
Amortization of mining concessions and goodwill	(4,207)	(3,044)	(911)	(12,622)	(9,127)	(2,731)
Other, net	(4,242)	(2,191)	(656)	(2,174)	(7,772)	(2,326)
	_________	_________	_________	_________	_________	__________
Total other income (expenses), net	(199,672)	73,176	21,895	39,312	392,846	117,549
	_________	_________	_________	_________	_________	__________
Income (loss) before workers' profit sharing, income tax and minority interest	(145,520)	119,832	35,856	187,309	599,150	179,279
Workers' profit sharing, note 12(b)	(1,286)	(3,887)	(1,163)	(1,691)	(11,288)	(3,378)
Income tax, note 12(b)	(13,793)	(24,810)	(7,424)	(28,565)	(63,621)	(19,037)
	_________	_________	_________	_________	_________	__________
Income (loss) before minority interest	(160,599)	91,135	27,269	157,053	524,241	156,864
Minority interest	(14,326)	5,219	1,562	(39,471)	(21,185)	(6,339)
	_________	_________	_________	_________	_________	__________
Net income (loss)	(174,925)	96,354	28,831	117,582	503,056	150,525
	_________	_________	_________	_________	_________	__________
Basic and diluted earnings (loss) per share, stated in Peruvian New Soles and U.S. dollars, note 16	(1.37)	0.76	0.23	0.92	3.95	1.18
	_________	_________	_________	_________	_________	__________
Weighted average number of shares outstanding, note 16	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	_________	_________	_________	_________	_________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the nine-month periods ended September 30, 2003 and 2004
	Capital stock, net of treasury shares		Investment shares	Additional paid-in capital	Legal reserve	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2003	126,879,832	596,755	1,683	610,659	81,542	684,055	7,368	-	-	1,982,062
Declared and paid dividends, note 10(e)	-	-	-	-	-	(114,978)	-	-	-	(114,978)
Loss in the initial valuation of investments in shares maintained at fair value, note 6(c)	-	-	-	-	-	(5,957)	-	-	-	(5,957)
Gain on investments in shares maintained at fair value, note 6(c)	-	-	-	-	-	-	-	71,562	-	71,562
Loss in the initial valuation of derivative instruments, note 14(a)	-	-	-	-	-	(451,390)	-	-	-	(451,390)
Gain in the initial valuation of derivative instruments classified as hedging instruments, note 14(a)	-	-	-	-	-	-	-	-	1,741	1,741
Loss from change in the fair value of derivative instruments classified as hedging instruments, note 14(a)	-	-	-	-	-	-	-	-	(8,172)	(8,172)
Transfer to legal reserve	-	-	-	-	12,604	(12,604)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., note 6(e)	-	-	-	-	-	-	(19,744)	-	-	(19,744)
Net income	-	-	-	-	-	117,582	-	-	-	117,582
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of September 30, 2003	126,879,832	596,755	1,683	610,659	94,146	216,708	(12,376)	71,562	(6,431)	1,572,706
	___________	__________	__________	__________	__________	_________	__________	__________	__________	__________

Balance as of January 1, 2004	126,879,832	596,755	1,683	610,659	99,306	218,174	(29,401)	209,175	(6,344)	1,700,007
Declared and paid dividends, note 10(e)	-	-	-	-	-	(71,883)	-	-	-	(71,883)
Gain on investments in shares maintained at fair value, note 6(c)	-	-	-	-	-	-	-	58,401	-	58,401
Gain from change in the fair value of derivative instruments classified as hedging instruments, note 14(a)	-	-	-	-	-	-	-	-	2,584	2,584
Transfer to legal reserve	-	-	-	-	29,997	(29,997)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., note 6(e)	-	-	-	-	-	-	(97,387)	-	-	(97,387)
Net income	-	-	-	-	-	503,056	-	-	-	503,056
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of September 30, 2004	126,879,832	596,755	1,683	610,659	129,303	619,350	(126,788)	267,576	(3,760)	2,094,778
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	______________________________			______________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	183,807	241,891	72,379	524,559	666,037	199,293
Collection of dividends	169,749	73,338	21,944	266,203	262,373	78,508
Collection of royalties	24,532	24,761	7,409	75,033	89,051	26,646
Collection of interest	1,859	4,091	1,224	6,001	7,792	2,332
Payments to suppliers and third parties	(77,291)	(71,109)	(21,277)	(231,059)	(270,498)	(80,939)
Payments of exploration expenditures	(30,074)	(58,142)	(17,397)	(83,607)	(119,818)	(35,852)
Payments to employees	(31,586)	(33,862)	(10,132)	(95,679)	(98,368)	(29,434)
Payments of income tax	(17,362)	(26,936)	(8,060)	(38,187)	(53,023)	(15,866)
Payments of royalties	(5,137)	(5,150)	(1,541)	(17,189)	(18,893)	(5,653)
Payments of interest	(737)	(1,204)	(361)	(7,812)	(4,692)	(1,404)
	________	________	________	________	________	________

Net cash provided by operating activities	217,760	147,678	44,188	398,263	459,961	137,631
	________	________	________	________	________	________
Investing activities
Payments from derivative instruments settled, net	(7,494)	(7,811)	(2,337)	(5,132)	(60,949)	(18,237)
Purchase of plant and equipment	(17,302)	(30,935)	(9,256)	(39,914)	(67,303)	(20,139)
Increase of investment fund	-	-	-	-	(34,735)	(10,394)
Development expenditures	(9,078)	(20,913)	(6,258)	(23,170)	(51,792)	(15,497)
Increase (decrease) of accounts receivable from affiliates	-	4,146	1,241	-	(1,174)	(351)
Purchases of investments in shares	(377)	-	-	(1,964)	(1,263)	(378)
Proceeds from sale of plant and equipment	45	447	133	1,111	1,502	449
Proceeds from sale of investments in shares	-	-	-	-	330	99
	________	________	________	________	________	________

Net cash used in investing activities	(34,206)	(55,066)	(16,477)	(69,069)	(215,384)	(64,448)
	________	________	________	________	________	________
Financing activities
Payment of dividends	(74,160)	-	-	(114,978)	(71,883)	(21,509)
Repayments of long-term debt	(4,182)	(5,661)	(1,694)	(14,401)	(6,463)	(1,934)
Decrease of bank loans, net	(2,783)	(15,451)	(4,623)	(11,962)	(44,152)	(13,211)
	________	________	________	________	________	________
Net cash used in financing activities	(81,125)	(21,112)	(6,317)	(141,341)	(122,498)	(36,654)
	________	________	________	________	________	________
Net increase in cash during the period	102,429	71,500	21,394	187,853	122,079	36,529
Cash at beginning of period	181,388	449,130	134,390	95,964	398,551	119,255
	________	________	________	________	________	________
Cash at period-end	283,817	520,630	155,784	283,817	520,630	155,784
	________	________	________	________	________	________

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	______________________________			______________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income (loss) to net cash provided by operating activities
Net income (loss)	(174,925)	96,354	28,831	117,582	503,056	150,525
Add (deduct)
Decrease (increase) of minority interest	14,326	(5,219)	(1,562)	39,471	21,185	6,339
Depreciation	12,014	13,031	3,899	33,230	39,218	11,735
Amortization of development costs in operational mining sites	6,168	11,805	3,532	15,179	31,134	9,316
Expense from deferred income tax and workers' profit sharing	704	10,594	3,170	1,644	27,005	8,081
Loss (gain) from exposure to inflation	(435)	7,505	2,246	2,124	21,851	6,538
Amortization of mining concessions and goodwill	4,207	3,044	911	12,622	9,127	2,731
Decrease (increase) in the fair value of investment fund	-	(594)	(178)	-	4,874	1,459
Accretion expense	-	627	188	-	3,517	1,052
Long-term officers' compensation (*)	13,912	-	-	21,849	2,095	627
Net cost of retired plant and equipment	-	3,382	1,012	2,504	3,564	1,066
Gain on sale of plant and equipment	-	(173)	(52)	(964)	(1,148)	(343)
Gain on sale of investment in shares	-	-	-	-	(51)	(15)
Loss (gain) from change in the fair value of derivative instruments	371,197	47,322	14,160	307,243	(59,398)	(17,773)
Share in affiliated companies, net of dividends received	(17,078)	(47,497)	(14,212)	(103,769)	(128,603)	(38,481)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(16,479)	36,610	11,014	(19,427)	30,325	9,134
Inventories	4,577	(13,409)	(4,012)	2,312	(15,405)	(4,610)
Income tax prepayments , credit on value added tax and prepaid expenses	7,053	(8,554)	(2,560)	(2,529)	(22,091)	(6,610)
Deferred stripping costs	(2,695)	-	-	(9,205)	-	-
Decrease of operating liabilities -
Accounts payable	(4,786)	(7,150)	(2,199)	(21,603)	(10,294)	(3,140)
	________	________	________	________	________	________

Net cash provided by operating activities	217,760	147,678	44,188	398,263	459,961	137,631
	________	________	________	________	________	________

(*) This provision which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in note 17 to the 2003 consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the consolidated financial statements (unaudited)

As of September 30, 2004 and 2003

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the accounting records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"), which are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 0.9 and 4.9 percent during the nine-month periods ended September 30, 2003 and 2004, respectively.

Figures presented in the consolidated financial statements as of December 31, 2003 and for the three-month and nine-month periods ended September 30, 2003 have been inflation adjusted to reflect the change in IPM as of September 30, 2004.

(b) The criteria and accounting principles used by Management in the accompanying interim consolidated financial statements preparation, which should be read together with the 2003 audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements. Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly actual results may differ from those presented in this report.

(c) Certain figures of the consolidated financial statements as of December 31, 2003 and for the three-month and nine-month periods ended September 30, 2003 have been reclassified to make them comparable with current period figures.

(d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	______________________________________________________
	December 31, 2003		September 30, 2004
	__________________________		__________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A. (i)	73.63	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently it is in the exploration stage.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Holds certain mining concessions.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Minera La Zanja S.R.L.	-	-	53.06		Exploration and exploitation of mining concessions. Currently it is in the exploration stage.

(i) The Shareholders' meeting of Compañía Minera Colquirrumi S.A. held on April 20, 2004 approved to capitalize the debts with its shareholders, to reduce its capital stock to offset accumulated losses and to create Series A and Series B shares. As a result, the Company owns the 99.99% of Serie A shares of Compañía Minera Colquirrumi S.A.'s, which represents an equity investment of 90% (73.63% as of December 31, 2003).

(e) As mentioned in note 3 to the consolidated financial statements as of December 31, 2003, the Company and its affiliated Yanacocha changed their accounting policy for recording the accrual for mine closing costs. Such change was recorded in December 2003, effective January 1, 2003. The condensed consolidated statement of income for the nine-month period ended September 30, 2003 that had resulted if the Company had recorded the accounting change in this quarter is presented as follows:

S/(000)

Total revenues	618,963
_________
Costs of operation
Operating costs	228,646
Exploration and development costs in operational mining sites	62,462
Depreciation	31,951
_________
Total costs of operation	323,059
_________
Gross margin	295,904

Operating expenses	149,288
_________
Operating income	146,616
_________
Other income (expenses)
Share in affiliated companies	355,503
Accretion expense	(3,540)
Other	(330,660)
_________
Total other income, net	21,303
_________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of change in accounting principle	167,919
Workers' profit sharing	(1,647)
Income tax	(27,167)
_________
Income before minority interest and cumulative effect of change in accounting principle	139,105
Minority interest	(39,107)
_________
Income before cumulative effect of change in accounting principle	99,998
Cumulative effect of change in accounting principle due to mine closing costs	(75,765)
_________
Net income	24,233
_________
Basic and diluted earnings per share	0.19
_________

2. Convenience Translation of Peruvian New Soles amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian New Soles. U.S. dollars amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian New Soles amounts by the exchange rate for selling U.S. dollars at September 30, 2004 (S/3.342 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the amounts of the consolidated financial statements in Peruvian New Soles have been, or could be converted into U.S. dollars at the foregoing or any other rate of exchange. As of October 22, 2004, date of this report, the exchange rate for selling U.S. dollars is S/3.313 for each US$1.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31,	As of September 30,
	2003	2004
	S/(000)	S/(000)

Cash	2,105	1,972
Demand deposit accounts	17,290	68,228
Time deposits (b)
In local currency	73,052	48,510
In foreign currency	306,104	401,920
	_________	_________

	398,551	520,630
	_________	_________

(b) As of September 30, 2004, the Company maintained the following time deposits:
    S/48,510,000 at an annual interest rate of 5.7 percent with maturities between 15 and 450 days. With the purpose of hedging the foreign currency exchange risk associated to these time deposits, the Company entered into foreign currency forward contracts for US$14,660,000 at exchange rates ranging from S/3.519 to S/3.589 for each U.S. dollar; these contracts have similar maturities to the time deposits, see note 14(b).
    US$118,000,000 with annual interest rates ranging from 1.42% to 1.60% and maturities of 180 days.

4. Investment funds

The Company maintains investment funds managed by Compass Group Sociedad Administradora de Fondos de Inversión S.A. As of September 30, 2004, these funds are presented at their fair values.

5. Inventories, net

This item is made up as follows:

	As of December 31, 2003	As of September 30, 2004
	S/(000)	S/(000)

Mineral in process	-	21,090
Finished goods and mineral ores	33,547	23,500
Spare parts and supplies	50,303	56,063
	_________	_________
	83,850	100,653
Slow moving and obsolescence spare parts and supplies reserve	(6,618)	(6,324)
	_________	_________

	77,232	94,329
	_________	_________

In Management's opinion, the slow moving and obsolescence spare parts and supplies reserve is sufficient to cover such risk at the consolidated balance sheet date. Spare parts and supplies with slow turnover are classified as current assets due to their immaterial amount.

6. Investments in shares

(a) This item is made up as follows:

	Equity ownership percentage		Amount
	______________________		______________________
	As of December 31, 2003	As of September 30, 2004	As of December 31, 2003	As of September 30, 2004
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (c)	9.17	9.17	223,496	281,897
Ferrovías Central Andino SA.	10.00	10.00	2,207	2,207
Terrapuerto Alberto Benavides S.A.C.	10.00	10.00	953	953
Others			1,237	164
			_________	_________
			227,893	285,221
			_________	_________
Equity method investments
Minera Yanacocha S.R.L.	43.65	43.65
Equity share (e)			1,101,390	1,139,873
Amount paid over the book value, net (f)			113,875	106,390
			_________	_________
			1,215,265	1,246,263
Other			301	-
			_________	_________
			1,215,566	1,246,263
			_________	_________

			1,443,459	1,531,484
			________	________

The amount of equity participation in Minera Yanacocha S.R.L. (hereafter "Yanacocha") has been obtained from the audited financial statements as of December 31, 2003 and the unaudited financial statements as of September 30, 2004.

(b) The detail of the share in affiliated companies is made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	________________________		________________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	186,845	120,746	370,004	385,587
Other	(19)	88	(32)	518
	_________	_________	_________	_________

	186,826	120,834	369,972	386,105
	_________	_________	_________	_________

Sociedad Minera Cerro Verde S.A.

(c) During the nine-month periods ended September 30, 2004, the Company recorded a credit of S/58,401,000 in a separate equity account to carry the investment in Sociedad Minera Cerro Verde S.A. to its fair value as of September 30, 2004 (credit of S/71,562,000 during the nine-month periods ended September 30, 2003). In addition, during the nine-month periods ended September 2003, the Company charged S/5,957,000 to retained earnings, corresponding to the effect of the initial adoption of the accounting policy explained in note 2(g) to the annual consolidated financial statements of 2003.

(d) During the nine-month period ended September 30, 2004, the Company received dividends of S/4,871,000 from Sociedad Minera Cerro Verde S.A. These are presented in the other, caption of the consolidated statements of income.

Minera Yanacocha S.R.L.

(e) Yanacocha represents the most significant investment of the Company. The shares in Yanacocha's earnings have been significant in connection with the Company's net income for the three-month and nine-month periods ended September 30, 2003 and 2004.

The calculation of the equity investment in Yanacocha is as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
_______________________			_______________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of period	2,723,395	2,621,622	2,556,240	2,546,419
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha's equity at beginning of period	1,188,762	1,144,338	1,115,799	1,111,512
Elimination of intercompany gains (i)	(11,656)	(9,516)	(12,133)	(10,122)
	_________	_________	_________	_________
Balance at beginning of period	1,177,106	1,134,822	1,103,666	1,101,390
Participation in Yanacocha's income for the period	188,506	122,857	375,499	392,101
Dividends received, note 13(a)	(169,748)	(73,037)	(266,203)	(257,202)
Realization of intercompany gains	494	365	971	971
Cumulative translation loss	(2,169)	(45,134)	(19,744)	(97,387)
	_________	_________	_________	_________

Balance at period-end	1,194,189	1,139,873	1,194,189	1,139,873
	_________	_________	_________	_________

(i) The Company does not recognize the intercompany profits of prior years; for reporting purposes, these profits are presented net of the investment in Yanacocha. This amount is recognized by the Company as an investment increase and as a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

The share in Yanacocha's income has increased during the nine-month period ended September 30, 2004 as compared to the same period of 2003 due to:
    The increase of Yanacocha's net revenues from US$781.3 million to US$882.1 million as a result of the increase of the realized gold price from US$355 per ounce to US$403 per ounce. The volume of ounces of gold sold was of 2.2 million in 2004 and 2003.
    Increase of the cash cost per ounce from US$127.32 to US$150.53, explained principally for the decrease of the gold grades in the treated mineral and the increase of the direct costs of production.

(f) The movement of the amount paid over the book value of Yanacocha's share is as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_________________________		__________________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	119,808	108,866	124,119	113,875
Amortization	(2,155)	(2,476)	(6,466)	(7,485)
	_________	_________	_________	_________

Balance at period-end	117,653	106,390	117,653	106,390
	_________	_________	_________	_________

(g) Presented below is selected information about Yanacocha:

Business activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. S.M.R.L. Chaupiloma Dos de Cajamarca is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

Main data of Yanacocha's financial statements

Presented below is main data of Yanacocha's financial statements, adjusted to conform to accounting practices of the Company:

Summary data from the Yanacocha balance sheet as of December 31, 2003 (audited) and September 30, 2004 (unaudited):

	2003	2004
	US$(000)	US$(000)

Total assets	1,146,040	1,154,939
Total liabilities	445,170	366,378
Shareholders' equity	700,870	788,561

Summary data from the Yanacocha statements of income for the three-month and nine-month periods ended September 30, 2003 and 2004 (unaudited):

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	__________________________		_________________________
	2003	2004	2003	2004
	US$(000)	US$(000)	US$(000)	US$(000)

Total revenues	320,465	310,595	782,393	882,499
Operating income	160,266	125,877	365,481	367,187
Net income	116,499	83,394	232,702	257,691

Declared and paid dividends from Yanacocha -

Yanacocha paid cash dividends to Condesa for approximately S/73,037,000 and S/257,202,000 for the three-month and nine month periods ended September 30, 2004, respectively (S/169,748,000 and S/266,203,000 for the three-month and nine-month periods ended September 30, 2003).

Legal proceedings

Mercury spill incident near the town of Choropampa -

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, Peru, which is located 84.8 kilometers away from Yanacocha. As a consequence of this damage, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court of the state of Colorado in the United States (hereafter "the Court"). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the Court on June 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, Yanacocha and certain subsidiaries of Newmont Mining Corporation were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits have been stayed pending the outcome of the first appeal. At the date of the report, Yanacocha can not reasonable predict the final outcome of any of the described lawsuits and estimates that an adverse decision is not expected to have a material adverse effect on the Yanacocha's financial condition.

Cerro Quilish -

Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of this entity to regulate the development of the Cerro Quilish ore deposit (which contains reserves of approximately 3.7 million ounces of gold). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Court was installed in Lima to hear the case. The case was heard in early 2003 and the Court ruled on April 7, 2003 and established that the Yanacocha right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

The Court has required Yanacocha to complete a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and adopt mitigation measures necessary to protect the quality and quantity of the water supply of the city of Cajamarca.

On July 20, 2004, the Company received the Directorial Resolution 361-2004-MEM/AAM of the Ministry of Energy and Mining, that gave to Yanacocha the "Permission Type C" to begin the exploration activities in this zone. As a consequence of the claims realized by the citizens of Cajamarca, on September 16, 2004 the Peruvian Government, through the Directorial Resolution 427-2004-MEM/AAM of Ministry of Energy and Mining, derogated the Directorial Resolution 361-2004-MEM/AAM. At the date of the report, Yanacocha's management despite are supported with all the legal rights to realize the exploration activities in the zone of Cerro Quilish, has done public its decision of not continue temporally with the exploration activities in this zone.

Arbitration with a contractor -

In June 2004, as a part of the conciliation process with a contractor, the Management of Yanacocha agreed to pay this contractor an indemnity of US$2.5 millions. Through this payment, Yanacocha finished the arbitration process started in November 2003, relating to a fee and contractual dispute for civil construction works performed at Carachugo mine site. The original amount of the claim was approximately US$12 millions.

7. Mining concessions and goodwill, net

Movements within the cost and accumulated amortization accounts were as follows:

	Balance as of December 31, 2003	Additions	Balance as of September 30, 2004
	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	175,858	-	175,858
Inversiones Colquijirca S.A.	42,483	-	42,483
Consorcio Energético de Huancavelica S.A.	9,114	-	9,114
Sociedad Minera El Brocal S.A.A.	5,550	-	5,550
	_________	_________	_________
	233,005	-	233,005
	_________	_________	_________

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	43,262	5,732	48,994
Inversiones Colquijirca S.A.	18,152	2,317	20,469
Consorcio Energético de Huancavelica S.A.	1,921	679	2,600
Sociedad Minera El Brocal S.A.A.	1,515	399	1,914
	_________	_________	_________
	64,850	9,127	73,977
	_________	_________	_________

Net cost	168,155		159,028
	_________		_________

8. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	As of December31, 2003	As of September 30, 2004
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.68% to 3.95%	5,959	3,342
Banco Internacional del Perú - Interbank	4.37%	4,905	3,342
Banco Interamericano de Finanzas - BIF	3.98%	1,635	-
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	2.66%	10,539	9,692

Other subsidiaries		423	622
		_______	_______

		23,461	16,998
		_______	_______

Bank loans were obtained to finance working capital needs and have short-term maturities. Loans obtained by El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrates inventories. The other bank loans do not have specific guarantees.

9. Long-term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

Entity	Guarantee	Annual interest rate	Maturity date	As of December 31, 2003	As of September 30, 2004
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	4.50%	August 2005	72,675	46,786

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.20% (2.81% as of September 30, 2004)	April 2005	19,319	7,742

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (5.36% as of September 30, 2004)	September 2006	18,320	12,341

Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6.00% (7.61% as of September 30, 2004)	December 2006	5,494	3,738
Banco de Crédito Leasing	Leased properties	5.00%	June 2007	-	1,162
Other				113	-
				_________	_________
				115,921	71,769

Less - Current portion				(70,453)	(62,835)
				_________	_________

Non - current portion				45,468	8,934
				_________	_________

(i) This note has a quarterly roll over provision and is guaranteed by Buenaventura. In July 2004, this loan was rolled over with an annual interest rate of 4.50%.

(II) This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú. The date of payment has been deferred to December 2006.

(b) The long-term debt maturity schedule of the non-current portion of long-term debt is as follows:

Year ended September 30,	Amount
S/(000)

2005	3,125
2006	5,809
_________

8,934
_________

(c) The financing agreement of El Brocal includes certains covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2003 and as of September 30, 2004, El Brocal has fulfilled all these commitments.

10. Shareholders' equity, net

(a) Capital stock -

As of September 30, 2004 and as of December 31, 2003, the capital stock is made up as follows:

	Number of shares	Nominal value	Restatement for inflation effect	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,633	646,413
Treasury shares	(10,565,130)	(42,261)	(7,397)	(49,658)
	_________	_________	_________	_________

	126,879,832	507,519	89,236	596,755
	__________	__________	__________	__________

In October 28, 2003, the Board of Directors agreed to modify the ADR's program with the Bank of New York. Effective November 12, 2003, each ADR corresponds to one common share. Until November 11, 2003, each ADR corresponded to two common shares.

(b) Investment shares -

As of September 30, 2004 and as of December 31, 2003, the investment shares is made up as follows:

	Number of shares	Nominal value	Restatement for inflation effect	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Treasury shares	(15,933)	(63)	(3)	(66)
	________	________	________	________

	356,387	1,426	257	1,683
	________	________	________	________

(c) Additional paid-in capital -

The additional paid-in capital of the Company includes the following as of September 30, 2004 and as of December 31, 2003:
    The premium obtained from the issuance of common shares for S/546,835,000.
    The income from the sale of ADR's, explained in Note 20(e) to the audited consolidated financial statements of 2003, for S/30,286,000.
    The amount of S/33,538,000 that results from: the difference between the constant nominal value of treasury shares (common and investment), maintained through its subsidiary Condesa, and the inflation adjusted cost of such shares.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits. As of September 30, 2004, the Company has reached the reserve required by law.

(e) Declared dividends -

The Annual Shareholders' meeting held on March 31, 2003 approved a cash dividend of S/44,219,000 (equivalent to S/0.32 per share) from retained earnings as of December 31, 2002. The dividends declared were available to shareholders from April 2003.

In July 31, 2003, the Board of Directors approved an extraordinary dividend of S/80,3618,000 (equivalent to S/0.58 per share) from retained earnings as of December 31, 2002. The dividends declared were available to shareholders from August 2003.

The Annual Shareholders' meeting held on March 26, 2004 approved a cash dividend of S/77,840,000 (equivalent to S/0.57 per share) from retained earnings as of December 31, 2003. The dividends declared were available to shareholders' from April 2004.

During the first nine months of 2003 and 2004, dividends paid to Condesa for its shares in Buenaventura amounted to S/9,559,000 and S/5,957,000, respectively. These amounts correspond to transactions between related parties and have been eliminated in the consolidation and are presented net of declared dividends in the consolidated statements of changes in shareholders' equity as of September 30, 2003 and 2004.

11. Legal proceedings

Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN, in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the state of Colorado of the United States of America dismissed the new demand. On February 15, 2004, the plaintiff appealed the outcome to the Federal Court of the United States of America - Tenth Circuit (Colorado).

The position of the Company has been presented and is in process of being solved by the Court.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

12. Deferred income tax and workers' profit sharing

(a) The deferred income tax and workers' profit sharing asset mainly includes an effect of S/241,455,000 from the deferred revenue from sale of future production and of S/16,734,000 from the long-term officers' compensation (S/252,505,000 and S/17,142,000 as of December 31, 2003, respectively).

(b) The income tax and workers' profit sharing expenses presented in the consolidated statements of income for the six-month periods ended September 30, 2003 and 2004, consist of:

	2003	2004
	S/(000)	S/(000)

Workers' profit sharing
Current	1,691	5,219
Deferred	-	6,069
	________	________
	1,691	11,288
	________	________

Income tax
Current	28,565	42,685
Deferred	-	20,936
	________	________

	28,565	63,621
	________	________

13. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies:

Compañía Minera Condesa S.A. ("Condesa") -

For the three-month and nine-month periods ended September 30, 2004 Yanacocha paid cash dividends to Condesa for approximately S/73,037,000 and S/257,202,000 respectively (S/169,748,000 and S/266,203,000 for the three-month and nine-month periods ended September 30, 2003).

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. For the three-month and nine-month periods ended September 30, 2004, royalties earned amounted to S/31,958,000 and S/92,256,000, respectively (S/35,752,000 and S/87,654,000 for the three-month and nine-month periods ended September 30, 2003, respectively) and are presented as royalty income in the consolidated statements of income.

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Bisa signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004. The revenues related to this service contract amounted to approximately S/2,391,000 and S/7,108,000 for the three-month and nine-month periods ended September 30, 2004, respectively (S/2,772,000 and S/8,571,000 for the three-month and nine-month periods ended September 30, 2003, respectively) and are presented in the net sales caption of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua")

In November 2000, Conenhua signed an agreement with Yanacocha for the construction of a
220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. The construction work was completed, pursuant to the contract, in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services for the three-month and nine-month periods ended September 30, 2004 amounted to approximately S/3,182,000 and S/10,098,000, respectively (S/3,589,000 and S/10,743,000 for the three-month and nine-month periods ended September 30, 2003, respectively) and are presented in the net sales caption of the consolidated statements of income.

The income originated by transactions between Bisa, Conenhua and Yanacocha are not significant, so they have not been eliminated in the interim consolidated financial statements.

(b) As a result of above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2003	As of September 30, 2004
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	36,762	40,514
Other	936	1,563
	_________	_________

	37,698	42,077
	_________	_________

14. Derivative financial instruments

(a) Risk of metal price fluctuations -

Adoption of IAS 39

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, the subsidiary El Brocal maintains contracts of derivative instruments that qualify for cash flows hedge.

Related to the derivative instruments contracts before mentioned, Buenaventura and El Brocal recorded the following:
    In January 2003, Buenaventura charged S/451,390,000 to retained earnings and El Brocal credited S/1,741,000, net of minority interest, to the equity account of "cumulative unrealized loss on derivative instruments" in connection with initial adoption of IAS 39.
    Buenaventura recognized a loss of S/47,322,000 and a gain of S/59,398,000 due to the changes in the fair value occurred during the three-month and nine-month periods ended September 30, 2004,

respectively (losses of S/371,197,000 and S/307,243,000 for the three-month and nine-month periods ended September 30, 2003, respectively), which are separately presented in the consolidated statements of income.
    El Brocal charged S/8,172,000 and credited S/2,584,000, net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during the nine-month periods ended September 30, 2003 and September 30, 2004, respectively.
    For the three-month and nine-month periods ended September 30, 2004, Buenaventura recognized expenses of S/7,811,000 and S/21,101,000, respectively (expenses of S/7,494,000 and S/5,132,000 for the three-month and nine-month periods ended September 30, 2003, respectively), in connection with derivative operations settled during this period. In addition, Buenaventura recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "realized loss on derivative instruments " of the consolidated statements of income.

In addition, the liability presented in the consolidated balance sheets for S/70,185,000 and S/237,640,000 as current and non-current portions, respectively, corresponds related to the fair value of derivative instruments of Buenaventura as of September 30, 2004. (S/99,893,000 and S/307,826,000 as current and non-current portions, respectively, as of December 31, 2003).

Derivative contracts -

The table below presents a summary of the commodity derivative contracts outstanding between Buenaventura and El Brocal to hedge the risk of metal prices fluctuation, as of September 30, 2004:

Future contracts
Metal	Quantity (ounces)		Price range	Period
	________________________
	Minimum	Maximum	(US$/Oz)
Gold	82,500 (i)	890,000	328.64 to 353.33	October 2004 - December 2011
Silver	575,000 (ii)	3,950,000	5.86 to 6.14	October 2004 - August 2006

Forward contracts
Metal	Quantity	Price	Period

Zinc (iii)	1,500 MT	US$915/MT	October 2004 - December 2004
Zinc (iv)	1,500 MT	US$900/MT	October 2004 - December 2004
Zinc (v)	1,500 MT	US$905/MT	October 2004 - December 2004
Zinc (vi)	3,000 MT	US$932/MT	October 2004 - December 2004
Zinc	6,000 MT	US$925/MT	October 2004 - December 2004
Silver	75,000 Oz	US$5.245/Oz	October 2004 - December 2004
Silver (vii)	75,000 Oz	US$4.97/Oz	October 2004 - December 2004

(i) Includes 60,000 and 22,500 ounces guaranteed at an average price of US$328.64 per ounce if gold prices are over US$285.00 per ounce.

(ii) Includes 575,000 ounces guaranteed at a minimum price of US$6.00 per ounce, (if the silver price is over US$4.00 per ounce).

(iii) If the average price of zinc, for an specified month, is US$800/MT or below, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for an specified month, is US$970/MT or over, El Brocal will guarantee the settlement of additional 250 MT, in such month, at the price of US$915/MT.

(iv) If the average price of zinc, for an specified month, is US$780/MT or below, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for a specified month, is US$950/MT and over, El Brocal will guarantee the settlement of additional 250 MT, in such month, at the price of US$900/MT.

(v) If the average price of zinc, for an specified month, is US$778/MT or below, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for an specified month, is US$970/MT and over, El Brocal will guarantee the settlement additional 250 MT, in such month, at the price of US$905/MT.

(vi) Hedge is applicable if the market average price of zinc, for any month, is in or above US$800/MT.

(vii) Hedge is applicable if the market average price of zinc, for any month, is in or above US$4.20/Oz.

Normal sale contracts of gold -

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. The fair value of these contracts at the date prior to the modification of terms amounted to S/709,963,000 and was presented as "deferred revenue from sale of future production" in the consolidated balance sheet as of December 31, 2003. Since this date, the amount will be included in the future results as delivery of the committed ounces of gold occurs.

During nine-month period ended September 30, 2004, Buenaventura delivered 136,000 ounces of gold as a part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/16,353,000 and S/47,292,000 for the three-month and nine-month periods ended September 30, 2004, respectively, in the caption "realized revenue from sale of future production" in the consolidated statements of income. As of September 30, 2004 Buenaventura is commited to sale 1,906,000 ounces of gold at prices ranging from US$332 to US$415 per ounce until December 2011.

(b) Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$14,660,000, at rates ranging from S/3.519 to S/3.589 per U.S. dollar, and stated maturities similar to time deposits, see note 3(b). This operation has generated a loss for approximately S/484,000 during the nine-month period ended September 30, 2004 (approximately S/1,508,000 during the nine-month period ended September 30, 2003), basically explained for a lower market exchange currency rate compared to the exchange rate at the maturity date during this period. The fair value of this contract as of September 30, 2004 amounts to S/3,108,000 and is presented in the caption "other current liabilities" of the consolidated balance sheet.

15. New legal regulations

In June 24, 2004, the Peruvian Congress approved Law 28258 - Law of Mining Royalties. This law seeks to establish the mining royalty that owners of mining concessions should pay for the exploitation of metallic and non-metallic resources. The mining royalties will be calculated with rates ranging from 1% to 3% over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. At the date of this report, changes in this law are under evaluation and the ruling of this law is pending of approval.

16. Basic and diluted earnings (loss) per share

The computation of the basic and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2003 and 2004 are presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_________________________		_________________________
	2003	2004	2003	2004

Net income (loss) (numerator)	(174,925,000)	96,354,000	117,582,000	503,056,000
Shares (denominator)	127,236,219	127,236,219	127,236,219	127,236,219
Basic and diluted earnings (loss) per share	S/(1.37)	S/0.76	S/0.92	S/3.95

The number of shares to be used as the denominator in the calculation of basic and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2003 and 2004 was determined as follows:

	2003	2004

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - Treasury shares	10,581,063	10,581,063
	___________	___________

	127,236,219	127,236,219
	__________	__________

17. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and nine-month periods ended September 30, 2003 and 2004 are as follows:

(a) Volumes sold:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_________________________		________________________
	2003	2004	2003	2004

Gold	81,021 Oz	74,295 Oz	233,302 Oz	228,181 Oz
Silver	2,930,188 Oz	3,326,849 Oz	8,339,391 Oz	10,732,379 Oz
Lead	6,089 MT	7,544 MT	18,188 MT	22,016 MT
Zinc	13,022 MT	13,679 MT	39,102 MT	39,539 MT

(b) Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_________________________		_________________________
	2003	2004	2003	2004
	US$	US$	US$	US$

Gold	364.92/Oz	364.71/Oz	354.45/Oz	365.27/Oz
Silver	4.88/Oz	6.43/Oz	4.74/Oz	6.32/Oz
Lead	497.75/MT	921.68/MT	477.25/MT	875.87/MT
Zinc	811.31/MT	996.60/MT	791.10/MT	1,014.82/MT

18. Explanation added for English language translation

The accompanying interim consolidated financial statements are presented on the basis of generally accepted accounting principles in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 8, 2004